First Quarter Interim Report

March 31, 20 05

Report to Shareholders

From an operational and strategic standpoint, the quarter was highlighted by important accomplishments and investments in the future that we believe will have lasting impacts on revenues for years to come-the key acquisition of Decuma AB in Sweden with its handwriting recognition technology and the worldwide launch of our unique Qix™ (pronounced "quicks") technology, an exciting new concept that opens up a world of simplicity and ease of use for wireless handset users.

Reviewing the financials of the quarter, total revenue was $2.9 million, compared to total revenue in the first quarter of 2004 of $3.0 million. The net loss for the 2005 first quarter was $1.5 million, or a loss per basic and diluted share of $0.03, compared to a net loss of $1.5 million, or a loss per basic and diluted share of $0.04 in last year's first quarter. Gross margin as a percentage of revenue is always an important measure of our business and it remained relatively unchanged at 95 percent compared to 96 percent in the first quarter of 2004.

Revenue from the Zi Technology business unit in this year's first quarter was $2.7 million compared to $3.0 million for the same period a year ago. The year-to-year decrease in revenue in the 2005 first quarter was due to a $0.6 million revenue decline from last year's first quarter by two major accounts, which was partially offset by increases in revenue of approximately 14 percent from the Company's other licensees.

One of those two major accounts was no longer a licensee in the first quarter of 2005, however this customer has just signed a new license agreement that also includes our new Decuma handwriting recognition product. The other customer contributed approximately $0.3 million less revenue year-over-year due to a shrinking market for one of its mobile technologies. While there can be no guarantees given, both of these major customers have indicated to us that they expect to see their level of business with the Company increase in the second half of this year with the shipment of new handset models embedded with Zi's technologies.

Our decision to invest substantial resources in our future during this year's first quarter with the worldwide product launch of Qix and the strategic acquisition of Decuma assets combined with the revenue decline from two major accounts were the principal reasons for the Company posting a loss in the 2005 first quarter. These investments in the future included the costs associated with the launch of Qix, which increased sales and marketing expenses above historical levels, and the SG&A expense of the Decuma operation.

We believe the major accomplishments of the quarter were substantial and can create new sources of revenue in the future. We completed the acquisition of the assets of Decuma AB of Sweden, an internationally known handwriting recognition company that we believe is a natural fit for Zi. The proprietary Decuma technology expands our suite of product offerings, fits into our strategy of providing a broad range of solutions that simplify and enhance a user's experience with handheld wireless devices and creates an additional revenue stream for us.

Our new Qix technology, which we launched in Europe at the 3GSM World Congress in Cannes in February, and in the Americas at the CTIA Wireless 2005 Exhibition in New Orleans in March is a new concept designed to make life easier for mobile phone users and to drive revenue for the carriers from such advanced mobile phone applications as instant messaging, short messaging, multi-media messaging, email and Internet browsing. We believe it will also increase the average revenue we receive per handset shipped with the new technology. Qix is a service discovery engine that provides users with a quick and easy method for accessing and discovering a phone's full set of features, applications and services without having to remember where and how to find them via the phone's built-in menu structure.

Following the worldwide launch, Zi and Virgin Mobile Holdings, the UK's largest mobile virtual network provider, jointly announced the first consumer trial of Qix whereby Virgin Mobile is bundling Qix with its Nokia 6630 handsets to compare service usage and Average Revenue per User ("ARPU") between subscribers with and without Qix-powered smartphones. We believe the simplicity of the Qix technology will radically change the user's experience.

From a balance sheet perspective, we continued to show progress and we believe we have the financial strength to take advantage of whatever market opportunities present themselves in the coming months. At the end of the quarter we had cash and cash equivalents of $15.9 million, a $3.0 million increase from the total at the end of 2004, total assets of $23.5 million and shareholders' equity of $17.2 million.

We have new and enhanced products that are unique within our industry, a rapidly expanding list of wireless device models embedded with our technology that translates into new revenue streams and strong and expanding relationships with some of the most important names in our industry, including Nokia, Flextronics, Gizmondo and Sony Ericsson, just to name a few. This is a strong foundation to build upon, and one that will continue to strengthen as we add additional products, new customers and penetrate new geographic markets.

We would like to thank our entire team of dedicated employees for their creativity and work ethic and we would also like to thank our shareholders for their past and continued support. We believe 2005 will be a year of accomplishment and improved revenue and profitability and that over time our shareholders will be rewarded for their ongoing commitment to Zi. We look forward to sharing our accomplishments with you in the weeks and months ahead.

May 12, 2005

2 FIRST QUARTER REPORT

Management's Discussion and Analysis of Financial
Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2005 was made on May 12, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). All financial information herein is presented in United States of America dollars ("US Dollars") except as otherwise indicated. Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP and Canadian Dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, for the period ending December 31, 2003, the Company initiated reporting its financial position, results of operations and cash flows under US GAAP in its consolidated financial statements. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

Other revisions to disclosures throughout the Company's consolidated financial statements and notes have been made to comply with US GAAP requirements, including comparative disclosures.

The effects on net loss arising from differences in GAAP between the US and Canada are outlined in note 12 to the consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Principally, Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Summary of Results of Operations
Three months ended March 31 (thousands except per share amounts) (unaudited)	2005	2004

Revenue	$2,870	$3,029
Gross margin	2,717	2,913
Net loss	$(1,514)	$(1,457)
Total assets	$23,508	$9,883
Net loss per share - basic and diluted	$(0.03)	$(0.04)
Outstanding shares, weighted average	45,837	39,375
Outstanding shares, end of period	46,225	39,493

      Zi Corporation 2005 3

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to dramatically improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the recently announced Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio includes 48 different language databases, 70 additional language interfaces and the ability to meet user needs in more than 130 countries.

With over 100 handset manufacturing customers, Zi's technologies can be found in the handsets of manufacturers from around the world, including Nokia, Sony, Sony Ericsson, Samsung, LG Electronics, Flextronics, HP, Sanyo, Fujitsu, Kyocera and others.

In early 2005, Zi acquired Decuma handwriting recognition technology and announced the Qix service discovery engine to Zi's core predictive text solutions of eZiText and eZiTap. With this expanded portfolio of products, Zi is focused on making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device. The combination of the technologies is expected to further bolster Zi's competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; measurement of stock-based compensation; valuation allowance for future tax assets; and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Financial Accounting Standards Board Statement ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the US Securities and Exchange Commission as further described in note 2 to the Company's annual consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

4 FIRST QUARTER REPORT

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Stock-based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company's annual consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Three Months Ended March 31, 2005

Revenue

Total revenue for the three-months ended March 31, 2005 was $2.9 million, a decrease of 5 percent or $0.2 million compared to the first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $2.7 million compared to $3.0 million for the same period a year ago. Revenue from two customers represented a decline of $0.6 million on a year over year basis. Of the two customers, one is no longer a customer, representing a $250,000 decline in revenue and the other contributed $0.3 million less revenue year over year due to a shrinking market for a particular mobile technology. Otherwise, the Company's revenue from all other customers increased by $0.3 million or 14 percent. Other product revenue from e-Learning was $0.2 million for the quarter compared to $59,000 a year earlier.

In this quarter, Zi earned royalties from 44 eZiText licensees compared to 43 in the same period a year earlier. In the three months ended March 31, 2005, 56 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 860 compared to 482 a year earlier.

Gross margin on revenue was $2.7 million for the first quarter of 2005, a decrease of seven percent from last year's level of $2.9 million. Gross margin this quarter is relatively unchanged at 95 percent of revenue compared to 96 percent in the first quarter of the prior year.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") for the three months ended March 31, 2005 was $2.8 million compared to $3.3 million for the three months ended March 31, 2004. Selling costs increased by $0.6 million in the first quarter of 2005 compared to the same quarter in the prior year principally as a result of costs to introduce Qix to the market. SG&A costs also include $0.1 million due to costs associated with operations of the newly acquired Decuma handwriting recognition technology and $0.2 million of professional fees related to Sarbanes Oxley and other regulatory compliance. In the first quarter of 2004, $1.4 million in non-cash compensation expense was recognized upon issuance of restricted stock units and non-employee stock options. There were no non-cash compensation expenses incurred in this year's first quarter.

     Zi Corporation 2005 5

Product research and development costs relate principally to the development of new, but not yet commercialized products, product and customer support and the ongoing cost of development and enhancement of existing products. Product research and development expense increased to $1.0 million in the first three months of 2005 from $0.7 million from the same period in 2004. This increase is due primarily to product research and development expense of $0.2 million related to Decuma operations. In the three months ended March 31, 2005, gross expenditures on new product development before capitalization were $1.3 million reflecting the Company's development of new language database software and Qix. In the first three months of 2004, the Company's gross expenditure on product research and development was $0.7 million. The Company capitalized $0.3 million in the first quarter of 2005 versus $3,380 in the same quarter of 2004.

Depreciation and amortization increased by $0.1 million in the first quarter of 2005 compared to the same period a year earlier. The increase in depreciation and amortization is due to the increase in amortization of software development costs related to development of new products and amortization of patent, customer agreements and trademark costs purchased from Decuma.

Net loss was $1.5 million for the three-month periods in both 2005 and 2004. The net loss in the current period includes: $0.6 million operating loss from the Zi Technology business segment; $0.3 million loss from the e-Learning business segment; and $0.8 million loss for other corporate costs including public company operating costs. Compared to the same period a year earlier, the Zi Technology segment operating profit decreased $1.3 million from $0.7 million to a segment operating loss of $0.6 million. This is due to the increase in the first three months of 2005 in selling costs of $0.6 million and increased product research and development costs of $0.3 million, increased legal costs of $0.1 million and Decuma related costs as described above.

Liquidity and Capital Resources

At March 31, 2005 Zi had cash and cash equivalents of $15.9 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, Zi's cash requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

During the three months ended March 31, 2005, the Company had net cash inflow of $3.0 million mainly represented by $3.1 million in working capital generated through the collection of significant outstanding receivables, receipt of proceeds from the exercise of warrants and stock options of $2.2 million, offset by a net loss of $1.5 million less depreciation of $0.3 million, the investment in Decuma of $0.5 million and the investment in software development costs of $0.3 million.

Cash flow from operations for the first three months of 2005 was $1.9 million as compared to cash applied to operations of $0.4 million for the same period in 2004. Included in the $0.4 million of cash applied to operations in 2004 was $0.75 million representing the final scheduled installment under a settlement agreement with AOL America Time Warner ("AOL"). Excluding the AOL final payment, cash flow from operations was $0.34 million. The net increase of $1.5 million in cash flow from operations between the two quarters represents, principally, decreased gross margin of $0.2 million, increased SG&A costs of $1.0 million (the 2004 comparative period costs exclude non-cash compensation expense of $1.4 million), increased product research and development cost of $0.3 million and increased litigation and legal of $0.1 million, offset by decreased non-cash working capital of $2.9 million.

On January 26, 2005, the Company purchased the assets of Decuma AB, a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Capital requirements for the remainder of 2005 include costs to carry Oztime until its divestiture, funding of continued new product development and enhancements to existing products and funding Decuma operations.

At current revenue and expense levels, the Company is able to fund its continued operations and meets its current obligations.

Litigation/Indemnification

On December 4, 2003, the Company commenced a legal action against prior counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defence to the Company's action, prior counsel filed, a cross complaint against the Company for $1.1 million in unpaid legal fees, which has been accrued by the Company. On April 16, 2005 the Company settled this litigation against prior counsel. As a result, the Company will realize a non-recurring gain, net of legal fees incurred by the Company to pursue this action, of approximately $1.5 million. The settlement will be reflected in the financial statements for the three months ended June 30, 2005.

6 FIRST QUARTER REPORT

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although the Company does not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against Zi or by Zi against other parties, there is no assurance that Zi's legal costs or legal actions will significantly diminish in the future. The Company does not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, Zi's legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of Zi's eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, the Company, or any of Zi's licensees, will not be continually subject to allegations concerning the status or validity of Zi's intellectual property.

Related Party Transaction

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. The Company will evaluate the note for impairment, if any, and the effect of providing financial support to a significantly influenced subsidiary in the second quarter of 2005.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implies by these forward-looking statements include:

•  Zi's history of operating losses and uncertainty of future profitability;
•  uncertainty as to the degree of and continuing market acceptance of Zi's products and services;
•  uncertainties relating to product development;
•  risks associated with the number, amount and timing of new product introductions;

•uncertainty regarding patents, proprietary rights and software piracy;
•variability in customer demand;
•our dependence on third party performance under marketing and licensing arrangements;
•risks associated with the contingent nature of continued performance under major sales contracts;
•rapid technological change and competition;
•uncertainty regarding the pricing, reporting and collection of accounts;
•uncertainties related to dependence on third-party suppliers;
•risks associated with dependence on sales in foreign countries;
•the potential for adverse developments in pending litigation;
•risks related to indemnity claims from third parties;
•risks associated with the terms of settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;
•fluctuations in foreign exchange rates;
•uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China");
•adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;
•changes in Zi's size and structure;
•risks associated with mergers, acquisitions and dispositions;
•risks of dilutive future financings;
•the effectiveness of Zi's management and Zi's strategic relationships,
•investment risks associated with Zi's e-Learning investments;
•the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
•other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and:
•other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

     Zi Corporation 2005 7

Consolidated Balance Sheets

	March 31, 2005	December 31, 2004

(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$15,883,564	$12,889,335
Accounts receivable, net of allowance of $188,108 (2004 - $154,108)	2,885,827	5,570,869
Accounts receivable from related party	43,948	43,629
Prepayments and deposits	355,400	414,994
Total current assets	19,168,739	18,918,827

Capital assets - net (note 4)	1,091,375	1,087,957
Intangible assets - net (note 5)	3,247,760	1,692,087
Investment in significantly influenced company (note 8)	-	-
	$23,507,874	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 13)	$4,228,343	$3,081,280
Deferred revenue	1,941,589	2,704,105
Current portion of other long-term liabilities	69,276	71,969
Total current liabilities	6,239,208	5,857,354
Other long-term liabilities	74,297	92,361
	6,313,505	5,949,715

Contingent liabilities and guarantees (note 10)

Shareholders' equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 46,225,168
(2004 - 45,225,190) issued and outstanding	109,228,903	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(93,441,139)	(91,927,031)
Accumulated other comprehensive loss	(707,585)	(463,637)
	17,194,369	15,749,156
	$23,507,874	$21,698,871

See accompanying notes to consolidated financial statements.

8 FIRST QUARTER REPORT

Consolidated Statements of Loss

Three months ended March 31 (unaudited)	2005	2004
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$2,692,387	$2,970,611
Other product revenue	177,674	58,686
	2,870,061	3,029,297

Cost of sales
License and implementation fees	63,371	94,318
Other product costs	89,864	21,739
	153,235	116,057
Gross margin	2,716,826	2,913,240

Operating expenses

Selling general and administrative	(2,836,800)	(3,271,037)
Litigation and legal	(239,388)	(141,008)
Product research and development	(991,500)	(729,652)
Depreciation and amortization	(267,854)	(219,045)
Operating loss before undernoted	(1,618,716)	(1 447,502)
Interest on capital lease obligation	(935)	(332)
Other interest expense	(273)	(14,925)
Interest income and other income	105,816	5,705
Equity interest in loss of significantly influenced company (note 8)	-	-
Loss before income taxes	(1,514,108)	(1,457,054)
Income taxes	-	-
Net loss	$(1,514,108)	$(1,457,054)
Basic and diluted loss per share (note 13)	$(0.03)	$(0.04)
Weighted average common shares	45,837,333	39,375,382
Common shares outstanding, end of period	46,225,168	39,492,560

See accompanying notes to consolidated financial statements.

      Zi Corporation 2005 9

Consolidated Statements of Cash Flows

Three months ended March 31 (unaudited)	2005	2004
(All amounts in United States of America dollars)

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,514,108)	$(1,457,054)
Items not affecting cash:
Loss on dispositions of capital assets	516	152
Depreciation and amortization	277,280	219,045
Non-cash compensation expense	-	966,858
Non-cash consultant compensation expense	-	435,157
Decrease (increase) in non-cash working capital (note 13)	3,113,530	(577,203)
Cash flow from (used in) operating activities	1,877,218	(413,045)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	2,205,133	202,047
Payment of capital lease obligations	(35,424)	19,723
Cash flow from financing activities	2,169,709	221,770
Cash flow from (used in) investing activities:
Purchase of capital assets	(39,641)	(854)
Software development costs	(325,309)	(3,380)
Other deferred costs	14,666	-
Acquisition of subsidiary	(458,466)	-
Cash flow used in investing activities	(808,750)	(4,234)

Effect of foreign exchange rate changes on cash and cash equivalents	(243,948)	(1,563)
Net cash inflow (outflow)	2,994,229	(197,072)
Cash and cash equivalents, beginning of period	12,889,335	2,366,885
Cash and cash equivalents, end of period	$15,883,564	$2,169,813

Non-cash financing activity
Equipment acquired under capital lease	$-	$29,188

Components of cash and cash equivalents
Cash	$6,358,545	$2,169,813
Cash equivalents	$9,525,019	$-

Supplemental cash flow information
Cash paid for interest	$1,208	$15,257

See accompanying notes to consolidated financial statements

10 FIRST QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, however, they do not include all disclosure normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financials statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2005 and December 31, 2004. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 12 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements.

Comprehensive loss

Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive income (loss) was as follows:

Three months ended March 31,	2005	2004
Other comprehensive loss
Foreign currency loss	$(243,948)	$(1,563)
Other comprehensive loss	(243,948)	(1,563)
Net loss for the period	(1,514,108)	(1,457,054)
Comprehensive net loss for the period	$(1,758,056)	$(1,458,617)

Zi Corporation 2005 11

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Three months ended March 31	2005	2004
Net loss from continuing operations:	Restated (1)
As reported	$(1,514,108)	$(1,457,054)
Add : stock compensation expense included in net loss	-	-
Less: total stock compensation expense	(851,312)	(981,750)
Pro forma	(2,365,420)	(2,438,804)
Net loss per common share:
As reported, basic and diluted	$(0.03)	$(0.04)
Stock compensation expense, basic and diluted	(0.02)	(0.02)
Pro forma, basic and diluted	$(0.05)	$(0.06)
Stock options and RSU's issued during period	174,875	1,331,500
Weighted average fair value of stock options granted during the period	$3.31	$0.98

Three months ended March 31	2005	2004
Risk free interest rate	3.13%	3.26%
Expected life in years	2.57	3.47
Expected dividend yield	0%	0%
Expected volatility	113%	45%

(1) At December 31, 2004, the Company's stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In the first quarter of 2004, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the first quarter 2004 stock compensation expense and appropriate related balances as follows:

Three months ended March 31	2004
Pro forma net loss as previously stated	$(2,024,432)
Stock compensation expense as previously stated	567,378
Restatement of stock compensation expense	(981,750)
Restated pro forma net loss	$(2,438,804)
Pro forma net loss per share as previously stated, basic and diluted	$(0.05)
Restatement of stock compensation expense, basic and diluted	(0.01)
Restated pro forma net loss per share, basic and diluted	$(0.06)

12 FIRST QUARTER REPORT

Recent pronouncements

To assist in the implementation of SFAS No. 123, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment". While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing assumptions. In addition to providing the SEC staff's interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance. The Company is reviewing the standard and guidance to determine the potential impact, if any, on the Company's consolidated financial statements.

In March 2005, the FASB issued FIN 46(R)-5,"Implicit Variable Interests Under FASN Interpretation No. 46(R), Consolidation of Variable Interest Entities" to address whether a company has a implicit variable interest in a VIE or Potential VIE where specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability directly from the entity. Restatement to the date of initial adoption of Fin 46(R) is permitted but not required. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

3. Acquisitions

Acquisitions are accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition - Decuma

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

The purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized unaudited pro forma information for the three months ended March 31, 2004 assumes the acquisition had occurred on January 1, 2004:

Pro forma information:
Revenue	$3,163,411
Net loss	1,990,102
Loss per share - basic and diluted	$0.05

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Zi Corporation 2005 13

4. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2005
Computer and office equipment	$3,117,576	$2,236,472	$881,104
Leasehold improvements	524,547	314,276	210,271
	$3,642,123	$2,550,748	$1,091,375
December 31, 2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957

5. Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2005
Patents and trademarks	$1,780,278	$337,059	$1,443,219
Customer agreements	187,100	10,205	176,895
Software development costs	8,573,466	6,945,820	1,627,646
	$10,540,844	$7,293,084	$3,247,760
December 31, 2004
Patent	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087

During the three month period ended March 31, 2005, $325,309 (March 31, 2004 - $3,380) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended March 31, 2005 includes $142,295 and $49,456 of amortization of development costs and patents and trademarks and customer agreements, respectively (March 31, 2004 - $108,412 and $11,668, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	871,021
2007	573,373
2008	341,992
2009	150,483
2010	126,670
Total	$2,063,539

6. Notes Payable

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable terms included interest at the prime rate plus one percent, payable monthly. The facility was secured by a pledge of five million shares of MLG, held by the Company. On July 20, 2004, the Company repaid this demand note. As at March 31, 2005, there is no indebtedness under the note.

14 FIRST QUARTER REPORT

7. Share Capital

Stock options and restricted stock units

During the three months ended March 31, 2005 and 2004, 243,567 and 121,000 stock options were exercised for proceeds of $599,946 and $202,047, respectively. During the three months ended March 31, 2005 and 2004, 174,875 and 1,081,500 stock options were granted by the Company, respectively. As at March 31, 2005 and 2004, the Company has a total of 4,238,709 and 5,851,833 outstanding options, respectively, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as at March 31, 2004, as part of selling, general and administrative expense, $435,157 calculated by using the Black-Scholes option pricing model. As at March 31, 2005, the 400,000 stock options are outstanding.

During the three month ended March 31, 2005 and 2004, nil and 250,000 RSU's, respectively, were granted. RSU's in the amount of 378,571 are outstanding at March 31, 2005 and 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three month period ended March 31, 2004, as part of selling, general and administration expense, $966,858 of compensation expense related to these outstanding RSU's calculated by using the intrinsic value model.

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At March 31, 2005, 290,200 of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants are exercisable at any time and expire, if unexercised two years from the date of issue. At March 31, 2005, 68,182 of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized $141,048 as part of common share issue costs, calculated by using the Black-Scholes option pricing model to determine net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At March 31, 2005 and 2004, 495,000 and 500,000, respectively, of these share purchase warrants are outstanding.

8. Equity Interest in Significantly Influenced Company

The Company holds a 40.8 percent (as calculated from MLG's Form 10-K dated April 26, 2005) interest in MLG, a related party, received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the period ended March 31, 2005 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. See note 14.

9. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

In China, Zi's Technology related subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. has taxable income in excess of loss carryforwards from prior years. The Company is applying for tax holidays with Chinese tax authorities that if obtained would likely result in no tax due for the years 2004 and 2005 and tax payable for the years 2006, 2007 and 2008 at half the prescribed rate. The amount of tax that would otherwise be payable for 2004 is $166,871 and approximately $190,000 for the three months ended March 31, 2005, and is not accrued by the Company in these consolidated financial statements.

Zi Corporation 2005 15

10. Contingent Liabilities and Guarantees

On December 4, 2003, the Company commenced a legal action against prior counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defence, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. Subsequent to March 31, 2005, the Company settled the matter. See note 14.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

11. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology products, eZiText and eZiTap are predictive text input solutions that predicts words and/or phrases for use in messaging and other text applications in 48 different languages and databases. By offering word candidates as text is being entered, eZiText and eZiTap increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing. Revenues are reported under the contracting Zi subsidiary's country of residence. The operating results of Decuma, which specializes in developing and marketing handwriting recognition software, are included in the Zi Technology business segment and included as part of the other geographic reportable segment.

Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

						Operating profit
			Revenue
						(loss), before
	License and	Software			Other operating	interest and
Three months ended March 31	implementation fees	and other	Total	Amortization	expenses	other income
2005
Zi Technology	$2,692,387	$-	$2,692,387	$232,950	$3,034,046	$(574,609)
e-Learning	-	177,674	177,674	165	451,709	(274,200)
Other	-	-	-	44,165	725,742	(769,907)
Total	$2,692,387	$177,674	$2,870,061	$277,280	$4,211,497	$(1,618,716)
Interest expense and interest and other income						104,608
Net loss						$ (1,514,108)
2004
Zi Technology	$2,970,611	$-	$2,970,611	$165,540	$2,099,502	$705,569
e-Learning	-	58,686	58,686	18,658	315,055	(275,027)
Other	-	-	-	34,847	1,843,197	(1,878,044)
Total	$2,970,611	$58,686	$3,029,297	$219,045	$4,257,754	$(1,447,502)
Interest expense and interest and other income						(9,552)
Net loss						$(1,457,054)

16 FIRST QUARTER REPORT

		March 31, 2005		December 31, 2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$3,687,879	$4,983,368	$8,671,247	$2,092,519	$6,375,647	$8,468,166
e-Learning	32,240	274,676	306,916	30,879	1,016,799	1,047,678
Other	619,016	13,910,695	14,529,711	656,646	11,526,381	12,183,027
Total	$4,339,135	$19,168,739	$23,507,874	$2,780,044	$18,918,827	$21,698,871

			Revenue			Operating profit
						(loss), before
	License and	Software			Other operating	interest and
Three months ended March 31	implementation fees	and other	Total	Amortization	expenses	other income
2005
Canada	$1,129,269	$1,724	$1,130,993	$216,419	$1,847,955	$(933,381)
China	1,192,045	175,950	1,367,995	12,614	1,320,243	35,138
USA	316,897	-	316,897	3,806	663,513	(350,422)
Other	54,176	-	54,176	44,441	379,786	(370,051)
Total	$2,692,387	$177,674	$2,870,061	$277,280	$4,211,497	(1,618,716)
Interest expense and interest and other income						104,608
Net loss						$(1,514,108)
2004
Canada	$1,588,713	$3,248	$1,591,961	$162,021	$2,968,350	$(1,538,410)
China	835,130	55,438	890,568	49,202	823,552	17,814
USA	546,768	-	546,768	4,223	417,631	124,914
Other	-	-	-	3,599	48,221	(51,820)
Total	$2,970,611	$58,686	$3,029,297	$219,045	$4,257,754	$(1,447,502)
Interest expense and interest and other income						(9,552)
Net loss						$(1,457,054)

		March 31, 2005		December 31, 2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$2,537,303	$14,761,027	$17,298,330	$2,408,257	$15,920,950	$18,329,207
China	210,692	3,565,649	3,776,341	213,375	2,215,414	2,428,789
USA	51,236	537,801	589,037	50,441	750,474	800,915
Other	1,539,904	304,262	1,844,166	107,971	31,989	139,960
Total	$4,339,135	$19,168,739	$23,507,874	$2,780,044	$18,918,827	$21,698,871

Zi Corporation 2005  17

12. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to US dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

Three months ended March 31	2005	2004

Net loss as reported in accordance with US GAAP	$(1,514,108)	$(1,457,054)
Adjustments:
Fair value of stock options issued	(757,465)	(753,089)
Foreign exchange gain	(243,948)	(1,563)
Total adjustments	(1,001,413)	(754,652)
Net loss under Canadian GAAP	$(2,515,521)	$(2,211,706)
Loss per share under Canadian GAAP, basic and diluted	$(0.06)	$(0.06)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' Equity	March 31, 2005	December 31, 2004
Shareholders' equity under Canadian GAAP, beginning of year	$12,445,779	$2,601,869
Share capital issued and contributed surplus	3,203,269	13,580,428
Net loss from continuing operations under US GAAP	(1,514,108)	(2,388,199)
Adjustments to net loss for the year under Canadian GAAP	(1,001,413)	(1,348,319)
Shareholders' equity under Canadian GAAP, end of period	$13,133,527	$12,445,779

Recent accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued Section 1530. "Comprehensive Income", Section 3251. "Equity", Section 3855,"Financial Instruments - Recognition and Measurement" and section 3865,"Hedges". The new standards increase harmonization with US GAAP and will not impact the Company.

18 FIRST QUARTER REPORT

13. Supplemental Financial Information

Accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2005	December 31, 2004
Trade accounts payable	$979,299	$545,228
Litigation and legal	1,244,224	1,120,130
Compensation	1,308,793	1,011,397
Other accrued liabilities	696,027	404,525
Total	$4,228,343	$3,081,280

Non-cash working capital

The following balances are included as part of non-cash working capital:
Three months ended March 31	2005	2004
Accounts receivable	$2,722,554	$483,074
Prepayments and deposits	163,307	(273,043)
Accounts payable and accrued liabilities	990,185	(420,036)
Deferred revenue	(762,516)	(367,198)
(Decrease) increase in non-cash working capital	$3,113,530	$(577,203)

Loss per share

For the three months ended March 31, 2005, anti-dilutive stock options, RSU's and warrants of 5,470,662 have been excluded in the calculation of diluted loss per share (March 31, 2004 - 6,765,404).

14. Subsequent Events

Settlement of litigation

On April 6, 2005, the Company settled litigation against prior counsel. As a result, the Company will realize a non-recurring gain, net of legal fees incurred by the Company to pursue this action, of approximately $1.5 million. The settlement will be reflected in the financial statements for the three months ended June 30, 2005.

Related party transaction

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. The Company will evaluate the note for impairment, if any, and the effect of providing financial support to a significantly influenced subsidiary in the second quarter of 2005.

Zi Corporation 2005 19

Corporate Information

Directors	Head Office

Derrick R. Armstrong	2100, 840 - 7 Avenue SW
Director	Calgary, Alberta Canada T2P 3G2
	P	(403) 233-8875
Howard R. Balloch	F	(403) 233-8878
Director	W	www.zicorp.com

Donald Hyde
Director	Additional information is available on the Company's website or by contacting:

Michael E. Lobsinger	Investor Relations
Chairman of the Board	T	403.233.8875
	F	403.233.8878
Thompson MacDonald	E	investor@zicorp.com
Director	W	www.zicorp.com

Michael Mackenzie	Banker
Director	HSBC Bank Canada

Donald P. Moore
Director	Legal Counsel
Borden Ladner Gervais LLP
Richard D. Tingle	Barristers and Solicitors
Director

Auditor
Deloitte & Touche LLP
Senior Management Team

Mike Donnell
President and Chief Executive Officer	Transfer Agent
Olympia Trust Company
Dale Kearns
Chief Financial Officer
Stock Exchange Listing
Milos Djokovic	Nasdaq: ZICA
Chief Technology Officer and Chief Operating Officer	Toronto Stock Exchange: ZIC

Glen Morgan
Senior Vice President Global Sales and Marketing

© 2005 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

20 FIRST QUARTER REPORT